UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 7, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director

Telefónica vivo



Earnings Release

1Q24

VIVT
B3 LISTED

VIV
LISTED
NYSE

ISEB3 ICO2B3

Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2024, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here.**

1Q24 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
62.6mn	6.3mn	R$13.5bn	R$5.3bn
+6.6% YoY	+12.3% YoY	+6.5% YoY	+6.8% YoY

- In 1Q24, our **customer base** totaled 113 million accesses, of which 100 million were mobile accesses. In the postpaid segment, we added 3.9 million accesses in the YoY comparison, ARPU[1] reached R$51.2 (+6.8% YoY), while churn[1] stood at its lowest historical level, 0.97%.
- We strengthened our **fiber** leadership with 26.8 million homes passed (+10.0% YoY), 6.3 million homes connected (+12.3% YoY) and with the highest ARPU value in the last two years, R$91.4 (+2.0% YoY), in 1Q24.
- **Net Revenue** continues to grow above inflation (+6.5% YoY), driven by the strong performance of mobile service revenue (+9.3% YoY). Fixed revenue maintained its positive performance (+1.6% YoY), driven by the FTTH revenue (+14.7% YoY).
- **EBITDA** increased +6.8% YoY, above net revenue, with a margin of 39.0% (+0.1 p.p. YoY).
- In 1Q24, **Operating Cash Flow[2]** totaled R$3,403 million (+4.5% YoY), with a margin of 25.1% over net revenue. **Capex[3]** amounted to R$1,874 million (+11.2% YoY), 13.8% of revenues (+0.6 p.p. YoY).
- **Net income[4]** reached R$896 million in the first quarter of 2024 (+7.3% YoY).
- Shareholder remuneration paid[5] up to April reached R$2,190 million, related to previous interest on capital deliberations. Additionally, R$1,500 million from the resources resulting from the capital reduction will be paid on July 10th, 2024, while R$53 million were invested in share buybacks, so far totaling R$3,743 million in shareholder remuneration for the year. For the years 2024 to 2026, the Company has committed to **distribute an amount equal to or above 100% of net income** for each fiscal year.

[1] Postpaid Monthly Indicators (ex-M2M).
[2] Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
[3] Does not include amounts related to license renewal of R$11 million in 1Q24 and IFRS 16 effects.
[4] Considers the net income attributed to Telefônica Brasil.
[5] Considers the events paid from January to April 2024.

Highlights

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
Net Operating Revenue	**13,546**	**12,721**	**6.5**
Mobile Services	8,702	7,965	9.3
FTTH	1,717	1,496	14.7
Corporate Data, ICT and Digital Services	1,132	1,093	3.5
Handsets and Electronics	881	854	3.1
Other Revenues[1]	1,114	1,312	(15.1)
Total Costs	**(8,269)**	**(7,778)**	**6.3**
EBITDA	**5,277**	**4,942**	**6.8**
EBITDA Margin	*39.0%*	*38.9%*	*0.1 p.p.*
EBITDA AL[2]	**4,047**	**3,784**	**7.0**
EBITDA AL[2] Margin	*29.9%*	*29.7%*	*0.1 p.p.*
Net Income[3]	**896**	**835**	**7.3**
Earnings per Share (EPS)[4]	**0.54**	**0.50**	**7.9**
CAPEX ex-IFRS 16[5]	**1,874**	**1,686**	**11.2**
Operating Cash Flow (OpCF)[6]	**3,403**	**3,256**	**4.5**
OpCF[6] Margin	*25.1%*	*25.6%*	*(0.5) p.p.*
Operating Cash Flow AL (OpCF AL)[7]	**2,173**	**2,097**	**3.6**
OpCF AL[7] Margin	*16.0%*	*16.5%*	*(0.4) p.p.*
Free Cash Flow	**2,380**	**3,130**	**(24.0)**
Total Subscribers (Thousand)	**113,481**	**112,280**	**1.1**

[1] Other Revenues includes Voice, xDSL, FTTC and IPTV.
[2] AL means After Leases, more details on page 18.
[3] Net income attributed to Telefônica Brasil.
[4] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from March 31, 2024.
[5] Does not include amounts related to license renewal of R$11 million in 1Q24 and IFRS 16 effects.
[6] Operating Cash Flow is equivalent to EBITDA less CAPEX ex-IFRS 16.
[7] Operating Cash Flow AL is equivalent to EBITDA After Leases less CAPEX ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
NET MOBILE REVENUE	**9,583**	**8,819**	**8.7**
Mobile Service Revenue	**8,702**	**7,965**	**9.3**
Postpaid[1]	7,193	6,455	11.4
Prepaid	1,509	1,510	(0.1)
Handsets and Electronics Revenues	**881**	**854**	**3.1**

The **Mobile Service Revenue** (MSR) performance of +9.3% YoY was mainly driven by the double-digit growth of **Postpaid Revenue**[1] (+11.4% YoY), that represents 82.7% (+1.6 p.p. YoY) of MSR. Postpaid's strong performance is related to the increase in customer base (+6.6% YoY), both due to migrations from prepaid as well as through the acquisition of new customers, annual price adjustments, and by maintaining postpaid's (ex-M2M) churn in its lowest historical level, 0.97% per month.

Prepaid Revenue presented a slight decrease of -0.1% YoY, due to the migration of customers from prepaid to hybrid, which benefits the mobile service revenue dynamic. Prepaid ARPU accelerated by +5.8% YoY, while churn decreased -1.0 p.p. YoY.

The broad offer of electronics, from smartphones to connected home devices, contributed to an increase of +3.1% YoY in **Handsets and Electronics Revenue** when compared to the same quarter of the previous year. The sale of smartphones compatible with 5G represented 88% of all smartphones sold in the quarter.



Mobile Accesses
Million
+2%
98
99
100
39
37
37
59
62
63
1Q23
4Q23
1Q24
Postpaid
Prepaid



Postpaid Accesses
Million
+7%
59
62
63
16
18
18
42
44
45
1Q23
4Q23
1Q24
M2M + Dongles
Human postpaid



Postpaid Churn (ex-M2M) %
1.09%
0.97%
0.97%
1Q23
4Q23
1Q24

[1] Postpaid revenue includes M2M, dongles, wholesale and others.

Fixed Business

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
NET FIXED REVENUE	**3,963**	**3,902**	**1.6**
FTTH	1,717	1,496	14.7
Corporate Data, ICT and Digital Services	1,132	1,093	3.5
Digital Revenues	680	627	8.4
Other Fixed Revenues[1]	1,114	1,312	(15.1)

Net Fixed Revenue grew +1.6% YoY, mainly driven by the increase in **FTTH Revenue**, which **continued to expand strongly** (+14.7% YoY) in 1Q24, because of investments in network deployment and fiber customer additions.

FTTH ARPU reached its highest value over the last two years, an increase of +2.0% YoY, to R$91.4 in the quarter. We expanded our FTTH network to 2.4 million new homes, connected 697k new customers and reached 7 new cities, covering 443 cities in total with the technology. FTTH performance was enhanced by our fiber and postpaid convergent offer, **Vivo Total**, that represented 82% of fiber gross adds in stores in the last three months and already has 1.5 million subscribers (+2.1x YoY).

Corporate Data, ICT, and Digital Services grew +3.5% YoY in 1Q24, a slower growth pace when compared to previous quarters, due to a strong comparative base in 1Q23, as we recorded a high level of one-time revenues related to a B2B contract during that quarter. Within this line, we registered R$680 million in B2B digital revenues (+8.4% YoY), as demand for these services continues to expand. For more information on digital B2B, **click here**.

FTTH



Homes Passed
Million
+10%
24.4
26.2
26.8
1Q23
4Q23
1Q24



Homes Connected
Million
+12%
5.7
6.2
6.3
1Q23
4Q23
1Q24

[1] Other Fixed Revenues include Voice, xDSL, FTTC and IPTV.

Costs

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
TOTAL COSTS	**(8,269)**	**(7,778)**	**6.3**
COST OF SERVICES AND PRODUCTS SOLD	**(2,539)**	**(2,502)**	**1.5**
Services	(1,480)	(1,460)	1.4
Products sold	(1,059)	(1,042)	1.6
COSTS FROM OPERATIONS	**(5,730)**	**(5,277)**	**8.6**
Personnel	(1,439)	(1,358)	5.9
Commercial and Infrastructure	(3,461)	(3,268)	5.9
Provision for Bad Debt	(398)	(353)	12.7
G&A Expenses	(302)	(277)	9.2
Other Net Operating Revenues (Expenses)	(129)	(20)	537.9

Total Costs, excluding expenses with Depreciation and Amortization, totaled R$8,269 million in the quarter, an increase of +6.3% in the year.

Costs of Services and Products Sold

Cost of Services and Products Sold grew +1.5% YoY in 1Q24, due to higher revenues from digital services and sales of electronics.

- **SERVICES** – increase of +1.4% YoY in 1Q24, due to the sales of digital solutions and services, as well as the growth of customer base.
- **PRODUCTS SOLD** – evolution of +1.6% compared to 1Q23, reflecting higher revenue from smartphones and electronics sales.

Costs from Operations

Costs from Operations presented a +8.6% YoY growth, mainly due to the inflation impact and higher expenses related to commercial activity.

- **PERSONNEL** – increase of +5.9% YoY in 1Q24, mainly due to annual salary and benefits readjustment.
- **COMMERCIAL AND INFRASTRUCTURE** – increase of +5.9% compared to 1Q23, due to greater commercial activity, increase in customer base and higher expenses with advertisement.
- **PROVISION FOR BAD DEBT** – grew +12.7% YoY, ending 1Q24 at R$398 million. PBD over gross revenue stood at 2.1% (+0.1 p.p. YoY), in line with 1Q23. PBD control demonstrates customers prioritization in paying their connectivity services, as well as the execution of credit and collection actions.
- **GENERAL AND ADMINISTRATIVE** – increase of +9.2% YoY in the quarter, related to higher expenses with third-party services.
- **OTHER OPERATING REVENUES (EXPENSES)** – expenses of -R$129 million in 1Q24, mainly due to a lower level of tax recovery and reduction of sales of unused network materials in comparison to 1Q23.

Digitalization KPIs

% Payments received through Pix



+12.9 p.p.
20%
33%
1Q23
1Q24

Vivo App Users[1]

Million



+4.0%
22
23
1Q23
1Q24

[1] Considers B2C and B2B users.

From EBITDA to Net Income

EBITDA to Net Income

R$ million


5,277
(3,366)
1,911
(687)
(0)
(328)
896
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes / Social Contribuition)
Net Income¹

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) in 1Q24 was R$5,277 million, an increase of +6.8% compared to 1Q23, with an EBITDA margin of 39.0% (+0.1 p.p. YoY). This performance reflects the strong Mobile Service Revenue growth of +9.3% YoY and continuous cost control.

Depreciation and Amortization

Depreciation and Amortization increased +3.3% compared to 1Q23, due to investments made in the previous years.

Financial Results

In 1Q24, the Financial Results recorded an expense of R$687 million, which represents an increase of +4.5% YoY, due to the higher level of financial expenses from monetary update.

Net Income

Net Income[1] totaled R$896 million in the first quarter of 2024, an increase of +7.3% in the annual comparison, benefited by the solid EBIT evolution (+13.6% YoY).

[1] Considers the net income attributed to Telefônica Brasil.

Capex

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
Network	1,660	1,522	9.1
Technology, Information and Others	214	165	30.1
CAPEX[1] EX-LICENSES | EX-IFRS 16	**1,874**	**1,686**	**11.2**
IFRS 16 | Leases	510	376	35.7
TOTAL | IFRS 16	**2,384**	**2,062**	**15.6**

In 1Q24, Capex[1] reached R$1,874 million (+11.2% YoY), representing 13.8% of the Net Operating Revenue for the quarter, an increase of +0.6 p.p. YoY. Investments were directed towards strengthening our mobile network, leading our 5G coverage to reach 181 cities, which represents 47% of the Brazilian population, in addition to the investment for the expansion of our fiber network.

Free Cash Flow

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
Reported EBITDA	**5,277**	**4,942**	**6.8**
Capital Expenditures	(1,874)	(1,686)	11.2
Working Capital	438	1,277	(65.7)
IFRS16 | Lease Payments	(651)	(574)	13.4
Net Financial Result	(490)	(584)	(16.0)
Taxes Payments (Income Tax./Social Cont.)	(320)	(246)	30.2
FREE CASH FLOW	**2,380**	**3,130**	**(24.0)**

Free Cash Flow after leasing payments totaled R$2,380 million in 1Q24, a reduction of -24.0% YoY, due to the lower working capital variation, mainly due to R$492 million in tax credits in 1Q23, higher investment levels and higher tax and leasing payments. These effects were partially offset by the +6.8% YoY growth in EBITDA.

[1] Does not include amounts related to license renewal in the amount of R$11 million in 1Q24 and IFRS 16 effects.

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	37	1,500	1,537
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	50	2,000	2,050
5G Licenses	R$	Selic and IGP-DI	2040	351	974	1,326
Others[1]	R$	IPCA and CDI	2027/2029	27	126	153
Gross Debt | EX-IFRS 16				**465**	**4,600**	**5,066**
Leases	R$	IPCA	2039	3,948	9,512	13,460
Gross Debt | IFRS 16				**4,414**	**14,112**	**18,526**

Net Debt | ex-IFRS 16

CONSOLIDATED IN R$ MILLION	03/31/2024	12/31/2023	03/31/2023
Short-Term Debt	465	599	1,869
Long-Term Debt	4,600	4,543	5,324
Gross Debt | Ex-IFRS16	**5,066**	**5,141**	**7,193**
Cash, Applic. and Deposit[2]	(6,995)	(4,568)	(5,893)
Derivatives	9	9	71
Net Debt (Cash)	**(1,920)**	**583**	**1,371**
Leases	13,460	13,596	11,789
Net Debt	**11,540**	**14,179**	**13,160**

L.T. Debt Profile

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2025	1,594	2,940
2026	105	2,175
2027	2,098	1,584
After 2027	803	2,813
Total	**4,600**	**9,512**

The Company's gross debt (ex-leases) reached R$5,066 million at the end of 1Q24, a reduction of -30% YoY, due to the reduction of the contractual retention of mobile assets acquisition from Oi and the settlement of the loan in foreign currency (Law 4,131) in September/23, as well as the payment of installments related to 5G licenses in 2023. 100% of the gross debt is denominated in local currency.

Considering Cash, Applications and Derivatives, the Company recorded net cash of R$1,920 million on March 31st, 2024. If the leasing effect is included, net debt reached R$11,540 million at the end of 1Q24.

[1] Considers Liabilities under the contract for the acquisition of Vita IT and Vale Saúde, as well as investments made by Polígono Capital in Vivo Money. More details in note 20 of the Financial Statements from March 31, 2024.
[2] Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.

Capital Markets

Our capital stock consists exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance

(Base 100 as of 12/31/2023)


IBOV
VIVT3
110
100
90
80
Dec-23
Jan-24
Feb-24
Mar-24

PERFORMANCE INDICATORS	03/31/2024	12/31/2023	Δ
Closing price VIVT3 (R$)	50.60	53.44	-5.3%
Closing price VIVT (US$)	10.07	10.94	-8.0%
Average daily volume 3M VIVT3 (R$ mn)	110.75	123.16	-10.1%
Average daily volume 3M VIVT (US$ mn)	9.00	12.58	-28.5%
Total number of shares	1,652,588,360	1,652,588,360	-
Outstanding shares	1,652,584,004	1,652,584,004	-
Treasury shares	4,356	4,356	-
Net income LTM per share (EPS)[1]	3.08	3.03	1.4%
Price/Earnings (P/E)	16.43	17.56	-6.4%
Market Cap/Book value (P/BV)	1.22	1.27	-4.1%
Book Value per Share	41.55	42.10	-1.3%

[1] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.a) of the Financial Statements from March 31, 2024.

Shareholder Remuneration

For the fiscal years 2024 to 2026, the Company has committed to distribute resources to its shareholders through dividends, interest on capital, capital reduction and share buybacks, in an amount equal to or above 100% of the net income to be accrued in each of the respective fiscal years mentioned.

In September 2023, ANATEL authorized the Company to reduce its capital stock by up to R$5 billion. The proposal for the first installment of the capital stock reduction in the amount of R$1.5 billion was approved by the Board of Directors on November 8th, 2023, and at the Extraordinary Shareholders' Meeting (ESM) on January 24th, 2024, that became effective after the period of opposition by creditors on March 25th, 2024. Payment of resources will be made, in a single installment, on July 10th, 2024, based on the shareholding position registered in the Company's records on April 10th, 2024.

The capital stock reduction operation aims to further improve the Company's capital structure, allowing for further flexibility in allocating its capital, while creating a balance between its needs for resources and value creation for its shareholders.

The Board of Directors approved the declaration of interest on capital in the gross amount of R$300 million on March 14th, 2024, and R$380 million on April 16th, 2024, totaling R$680 million, referring to the fiscal year 2024, to be paid by April 30th, 2025.

Up to April 2024, the remuneration paid to shareholders reached R$2,190 million, related to interest on capital declared in the 2023 fiscal year.

In 1Q24, the new Share Buyback Program was approved by the Board of Directors, with the purpose of increasing value for shareholders through the efficient application of available cash resources, optimizing the company's capital allocation. The program began on March 5th, 2024, and will remain in force until March 4th, 2025. The maximum amount to be used will be up to R$1 billion. As of the date of this report, we have invested R$53 million in share buybacks within this program.

For more information regarding Shareholder Remuneration, click here.

Shareholder Distributions[1]


in R$ million
6,871
607
2,735
3,529
4,786
489
2,471
1,827
3,743
53
1,500
2,190
2022
2023
2024YTD
Buybacks
Capital Reduction²
IoC
Dividends

[1] Considers dividends, interest on capital paid, and share buybacks made between January and December of each year.
[2] The capital reduction will be paid on July 10th, 2024.

Digital Ecosystem

Based on our strategic pillar #temtudonaVivo (there's everything at Vivo), we continue to move forward in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

Financial Services

In March 2024, Vivo Money's credit portfolio reached R$420 million, an 1.8x increase compared to the same period last year. Considering the last 12 months, revenues from financial services grew +29.4% YoY, totaling R$425 million.

Entertainment

Vivo offers its customers the best video and music OTTs in the market. This service represented R$597 million in revenues over the last 12 months (+31.3% YoY) and ended the year with 2.7 million subscriptions (+13.4% YoY) of content platforms.

Health and Wellness

In 1Q23, we announced the acquisition of Vale Saúde Sempre, a start-up that operates as a healthcare services marketplace, connecting customers to clinics and laboratories across the country, through a monthly subscription. Over the last twelve months we continued to expand our presence in digital healthcare services, and, at the end of 1Q24, we recorded an increase in the subscriber base of +4.3x YoY.

B2B

Vivo is a digital solutions hub for companies, with services that go beyond connectivity, creating an ecosystem made up of cloud services, cybersecurity, IoT, big data, messaging, sales and rental of IT equipment, among others.

In the last 12 months, digital services for companies generated R$3,478 million in revenue (+20.4% YoY), representing 6.6% of Vivo's total revenue in the period (+0.7 p.p. YoY).

Digital B2B Revenues



R$ million
+20%
2,888
227
689
751
1,222
3,478
197
782
949
1,550
LTM 1Q23
LTM 1Q24
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions[1]

[1] Includes equipment.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, made up of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

Environmental

PRESENT AT THE A LIST OF CDP CLIMATE CHANGE (Carbon Disclosure Project) and one of the seven Brazilian companies (the only telco) on the 2023 CDP Supplier Engagement Leaderboard list. These recognitions were highlighted at the 2023 CDP Latin America Awards.

THE NET ZERO STRATEGY of the company integrated the Mobile Net Zero 2024 - State of the Industry on Climate Action document, a publication of the GSMA released at the Mobile World Congress (MWC) Barcelona.

R$2,025 MILLION IN REVENUES in the last 12 months generated from solutions that favor energy and climate efficiency and contribute to containing the increase in temperature by 1.5°C.

Social

10 THOUSAND SCHOLARSHIPS aimed at software development and artificial intelligence (AI) were allocated to university students in partnership with the DIO platform.

VIVO 2024 YOUTH APPRENTICE PROGRAM, 50% of the 290 positions allocated to black people. For the internship program, 60% of the 425 vacancies were occupied by black students.

WOMEN IN FIBER PROGRAM reached 406 women in technical positions (+21% YoY). The Black Presence initiative was reinforced in Lollapalooza, with a campaign about the break-dancing culture.

Governance

TOP 20 IN CORPORATE REPUTATION in Brazil by Merco (Corporate Reputation Business Monitor), ranking 19th among 100 companies from different sectors. In its Global Reputation Report for the Telecommunications sector, the company Caliber also included Vivo as a highlight of the sector in the world, being the leader in Brazil and 2nd in the Americas.

ESG ACKNOWLEDGMENTS: (i) Top 5 most sustainable companies in Brazil in ISE B3, among other sectors since its launch; (ii) Award from the UN Global Compact in Brazil for acting in support of the following Ambition 2030 movements: a) Race is Priority - most engaged CEO on the topic; b) Mind in Focus - for initiative aimed at Transgender People; (iii) Highlighted at GPTW Diversity in the following categories: Ethnic-Racial (13th place), Women (13th place) and 50+ (19th place).

2023 ESG HIGHLIGHTS, access here the material that consolidates the main ESG data for the year.

Operational Indicators

Mobile Business

THOUSAND	1Q24	1Q23	Δ% YoY
TOTAL MOBILE ACCESSES	**99,663**	**98,051**	**1.6**
Postpaid	62,608	58,755	6.6
Human postpaid (ex-M2M)	44,805	42,448	5.6
M2M	16,020	14,974	7.0
Dongles	1,783	1,334	33.7
Prepaid	37,055	39,296	(5.7)
MARKET SHARE	**38.6%**	**39.0%**	**(0.4) p.p.**
Postpaid	41.5%	41.9%	(0.5) p.p.
Prepaid	34.6%	35.4%	(0.8) p.p.
ARPU (R$/month)	**29.2**	**27.1**	**7.7**
Postpaid (Human) (ex-M2M)	51.2	47.9	6.8
Prepaid	13.5	12.8	5.8
M2M	3.1	3.2	(3.0)
MONTHLY CHURN	**2.1%**	**2.5%**	**(0.5) p.p.**
Postpaid (ex-M2M)	1.0%	1.1%	(0.1) p.p.
Prepaid[1]	3.1%	4.1%	(1.0) p.p.

Fixed Business

THOUSAND	1Q24	1Q23	Δ% YoY
TOTAL FIXED ACCESSES	**13,818**	**14,229**	**(2.9)**
FTTH	**6,348**	**5,651**	**12.3**
Others	**7,470**	**8,578**	**(12.9)**
Fixed Voice and VoIP	6,262	6,939	(9.8)
IPTV	828	884	(6.3)
xDSL	212	357	(40.7)
FTTC	168	398	(57.7)
ARPU | FTTH (R$/month)	91.4	89.6	2.0
ARPU | IPTV (R$/month)	145.1	140.2	3.5

[1] Does not consider the disconnection of accesses considered inactive by Vivo's criteria regarding the acquisition of Oi Mobile of 457 thousand prepaid accesses in Mar/23. Considering the disconnections the prepaid churn rate would be 4.5% in 1Q23.

Income Statement

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
Gross Operating Revenue	**18,596**	**17,264**	**7.7**
Net Operating Revenue	**13,546**	**12,721**	**6.5**
Mobile Services	8,702	7,965	9.3
FTTH	1,717	1,496	14.7
Corporate Data, ICT and Digital Services	1,132	1,093	3.5
Handsets and Electronics	881	854	3.1
Other Revenues[1]	1,114	1,312	(15.1)
Total Costs	**(8,269)**	**(7,778)**	**6.3**
Cost of Services and Products Sold	(2,539)	(2,502)	1.5
Services	(1,480)	(1,460)	1.4
Products Sold	(1,059)	(1,042)	1.6
Costs from Operations	(5,730)	(5,277)	8.6
Personnel	(1,439)	(1,358)	5.9
Commercial and Infrastructure	(3,461)	(3,268)	5.9
Provision for Bad Debt	(398)	(353)	12.7
General and Administrative	(302)	(277)	9.2
Other Net Oper Revenue (Exp.)	(129)	(20)	537.9
EBITDA	**5,277**	**4,942**	**6.8**
EBITDA Margin %	*39.0%*	*38.9%*	*0.1 p.p.*
Depreciation and Amortization	**(3,366)**	**(3,260)**	**3.3**
EBIT	**1,911**	**1,682**	**13.6**
Financial Result	**(687)**	**(657)**	**4.5**
Gain (Loss) on Investments	**(0)**	**(6)**	**n.a.**
Taxes (Income tax / Social contribution)	**(328)**	**(184)**	**78.1**
Net Income before non-controlling shareholders	**896**	**835**	**7.4**
Net Income/(Loss) of non-controlling shareholders	*1*	*(0)*	*n.a.*
Net Income[2]	**896**	**835**	**7.3**
Earnings per Share (EPS)[3]	*0.54*	*0.50*	*7.9*

[1] Other Revenues include Voice, xDSL, FTTC and IPTV.
[2] Net income attributed to Telefônica Brasil.
[3] Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in note 23.a) of the Financial Statements from March 31st, 2024.

Balance Sheet

CONSOLIDATED IN R$ MILLION	03/31/2024	12/31/2023	Δ% YoY
ASSETS	**123,859**	**120,738**	**2.6**
Current Assets	**23,496**	**19,245**	**22.1**
Cash and Cash Equivalents	6,756	4,358	55.0
Accounts Receivable	9,494	9,318	1.9
Inventories	1,037	823	26.0
Other current assets	6,210	4,746	30.9
Non-Current Assets	**100,363**	**101,493**	**(1.1)**
Accounts Receivable	305	351	(13.0)
Guarantees and Deposits	2,869	2,876	(0.2)
Other assets	2,917	2,985	(2.3)
Property, Plant and Equipment, Net	45,641	46,318	(1.5)
Intangible Assets, Net	48,631	48,963	(0.7)
LIABILITIES AND SHAREHOLDERS' EQUITY	**123,859**	**120,738**	**2.6**
LIABILITIES	**55,133**	**51,111**	**7.9**
Current Liabilities	**23,258**	**20,084**	**15.8**
Accounts Payable and Suppliers	10,427	9,374	11.2
Taxes, Fees and Contributions	1,632	1,609	1.4
Loans, Financing, Debentures and Leasing	4,414	4,476	(1.4)
Interest on Capital and Dividends	2,503	2,248	11.3
Provisions and Contingencies	1,076	901	19.4
Other Liabilities	3,207	1,477	117.2
Non-Current Liabilities	**31,876**	**31,027**	**2.7**
Taxes, Fees and Contributions	5,029	4,093	22.9
Deferred Income Tax and Social Contribution	3,419	3,419	0.0
Loans, Financing, Debentures and Leasing	14,112	14,262	(1.0)
Provisions and Contingencies	7,193	7,082	1.6
Other Liabilities	2,124	2,172	(2.2)
SHAREHOLDERS' EQUITY	**68,726**	**69,627**	**(1.3)**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
EBITDA	5,277	4,942	6.8
Leasing Depreciation (IFRS 16)	(826)	(824)	0.3
Leasing Interest (IFRS 16)	(403)	(335)	20.3
EBITDA After Leases (EBITDA AL)	**4,047**	**3,784**	**7.0**
EBITDA AL Margin	*29.9%*	*29.7%*	*0.1 p.p.*
CAPEX ex-IFRS 16	1,874	1,686	11.2
Operating Cash Flow (EBITDA AL - Capex)	**2,173**	**2,097**	**3.6**
OpCF AL Margin	*16.0%*	*16.5%*	*(0.4) p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	1Q24	1Q23	Δ% YoY
Depreciation and Amortization	**(3,366)**	**(3,260)**	**3.3**
Depreciation	(1,598)	(1,513)	5.6
Leases Depreciation (IFRS 16)	(826)	(824)	0.3
Amortization	(700)	(685)	2.1
PPA[1] Depreciation/Amortization	(242)	(239)	1.3

[1] Purchase Price Allocation.

Conference Call

Date:
May 8th, 2024
(Wednesday)

Time:
11h00 (Brasília time) /
10h00 (New York time)

Connection:
Zoom Link:

Click here

A replay of the conference call will be available **after the end of the event, in our website**

TELEFÔNICA BRASIL
Investor Relations

Christian Gebara
David Melcon
João Pedro Soares Carneiro
Gabriel Menezes
Tatiana Anicet

Av. Eng. Luis Carlos Berrini, 1376
18º Andar – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website: ri.telefonica.com.br

VIVT B3 LISTED

VIV LISTED NYSE

ISEB3

ICO2B3